Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms

CJS Securities New Ideas Summer Conference

July 13, 2021

C O R P O R A T E P A R T I C I P A N T S

Stefanos Crist, Research Analyst, CJS Securities

David Rosenberg, co-Founder and Chief Executive Officer, AeroFarms

Guy Blanchard, Chief Financial Officer, AeroFarms

P R E S E N T A T I O N

Stefanos Crist

Good morning everyone and thank you all for joining us for the 21st Annual Summer CJS New Ideas Conference. I’m Stefanos Crist, research analyst at CJS, and it is my pleasure to introduce AeroFarms.

With us today we have David Rosenberg, the co-Founder and Chief Executive Officer, and Guy Blanchard, Chief Financial Officer.

As a reminder, we’ll begin with a 10- to 15-minute overview from management, and following that I will ask a series of questions. If you would like to submit a question, you could do so via the weblink and we’ll do our best to have it addressed.

With that, I’ll turn it over to you, David and Guy.

David Rosenberg

Thanks so much. Great to be with everybody.

We’ll give you a quick overview and then I understand we’re going to have a Q&A.

Starting off again, I’m David Rosenberg. I’m joined by Guy Blanchard, our CFO. We’ve been working together for about seven years building this company and we have a great team, a great opportunity in front of us. Here at AeroFarms we’re both a technology company and an operating company and we’re going to get more into what that means. Ultimately, our mission is to bring agriculture to new heights through technology and innovation, build these farms all over the world so everyone has access to fresh great food, safe food, 365 days a year.

I mentioned we’re an operating company. Here, early on we realized to be a great technology we need to operate. That helps us understand how the technology should zig and zag, where the opportunities are. We’re much more than a leafy green farm, but we’re focused on leafy greens today. That’s where the profitability is today, but we’ve grown about 550 different varieties of plants and we’re building a platform that could deliver a lot more fresh food than just leafy greens.

We’re innovating in lots of ways continually to bring down capital costs and operating costs, grow new varieties, grow them better, and we’re partnering with other parties. We have a lot of strategic partnerships that you can see on the right, to accelerate innovation cycles, to bring innovation, often in different industries, to our industry and working with industry partners as well.

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We’re very datacentric. We have digital controls to digitally control a farm and digitally take information from a farm so we could manage that farm, whether it’s here in the U.S. or on the other side of the globe.

We’ve been recognized by over 50 awards since 2011, and these are awards like Time Best Innovations, 2019 Fast Company Most Innovative Company. In the Food Tech 500—it’s a stack ranking of 500 innovators in food tech—we were ranked number 1 and number 2 in the last two years.

There’s tremendous inefficiencies in agriculture and here our platform is helping address a lot of them, most notably spoilage, but there’s from food safety to pesticide use. There’s a lot of inefficiencies and this industry really is screaming for disruption.

Ultimately, we developed—and again, I’m going fast here just to give a brief highlight so we can get into the Q&A. We’ve developed ways to grow plants at tremendous productivity gains versus what’s in the market. To quantify that, leafy greens, the crops we’re growing, have about three crop turns a year. We have 26, so 3 versus 26, which is about 12 in a greenhouse. Our productivity in a place like New Jersey versus what’s grown in the field is about 390 times higher than what’s grown in the field in New Jersey. We can grow a plant using up to 95% less water, keeping water in closed loop systems where we capture transpired water, put in closed loops and what the roots don’t absorb we give another pass at the root structure.

One item that’s a surprise for me at least on the journey is we’re competing on quality more than freshness. Freshness is a big part of the value proposition, but I didn’t realize by giving the plant what it wants when it wants it every day of the year, not just when the season is there or not just when the temperature does what it’s supposed to, but by fulling controlling the environment, fully controlled agriculture, we are developing growing plants that have a superior quality. If you’re especially in the New York/New Jersey area, Connecticut area, you should be enjoying our product.

Ultimately, we think our cost structures are going to go down and down; we see this now. We see strong indications of being able to continue to drop capex and opex to grow better products, and this is in an area and an environment where the field farming, the cost structure is going up. Just look at what shipping is, labor is. Big environmental movements with there’s more fluctuation in environments, very hot days. Right now, most of this product comes from California. Everyone sees what’s happening with high temperatures, high droughts. That’s causing (audio dropped) an increase in price. Greenhouse is a mature industry; prices are going slightly down. This is a new technology; costs are going significantly down.

We’ve been doing this since 2004. My co-Founder in 2004 and I started a different vertical farming company in 2011. We came together at the end of 2011. The farm behind Guy and myself, it’s what we call Model 4. We’ve had four iterations of design. The next farm we’re building in Virginia is Model 5. We’re building a farm, bigger prototypes, in Abu Dhabi in the United Arab Emirates, of Model 6. We’ve already built the prototypes of Model 6 that we’re growing out of in our pilot facility in New Jersey, so we’re continually bringing in new technology similar to the iPhone 12, 13, etc., reducing capex, reducing opex.

AeroFarms as a technology company, we’re very vertically integrated and it starts with plant biology, understanding what’s the best a plant could be and what does a plant want. Texture, size, shelf life, color, all these features, what does that plant want temperature, humidity, pH, nutrients, micronutrients? Not just light but spectrum, intensity, frequency? Then we look at solving a problem through a mechanical lens and engineers coming in, an environmental lens, an operating lens and genetics, and data science pulls it all together.

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There’s innovation all over. We’ve had about 290 invention disclosures, over 50 patents and pending patents, over 50 trade secrets. So, there’s lots of innovation and (audio dropped) in the hardware and the software, in the data analytics, in the genetics and the biology.

Here, emphasizing the data really pulls it together, and it’s for us that data is not just the software, the (inaudible) but also the (inaudible), the PLCs. It’s essentially the industrial controls that allow us to control pumps, valves, nutrients, micronutrients, but also to take the information and separate it into its various use cases. What goes to operations? Food Safety? Sales? Marketing, etc.?

Sorry if there’s some background noise; there’s construction going on in the background.

We have all these levers with which to control a plant. This is what’s unique about fully controlled agriculture and what’s special about AeroFarms is understanding again what a plant wants and how to deliver it, and you can’t do this in a greenhouse. You certainly can’t do it in a field, but here, we’re controlling what the plant wants when it wants it. Just like an infant eats differently from a teenager versus a mature adult, the same thing with plants. They eat differently, sleep differently, exercise differently. As funny as it sounds, I mean the point is we’re able to give a plant what it wants and optimize quality.

Here, the big value is taste but it’s also less spoilage, less food contamination or no food contamination. There’s lots of risk, but a tremendous amount of benefit to the consumer as well as to the customer, being the supermarkets where they have consistent quality year-round. Consistent pricing.

For those that are in, again, the Tri-State area, you could buy our product at Amazon Fresh, ShopRite, Whole Foods. We’re now selling in Virginia at Walmart. We’re selling at Baldor, which is a major foodservice company. We set up to work with the four major groups, a mass market retailer like ShopRite and Walmart, a specialty retailer like Whole Foods, ecommerce like Fresh Direct and Amazon Fresh, and foodservice like Baldor. Those relationships are going great and now we’re scaling it up as we understand the customers. And most importantly, our sales are about 50% higher than the competition. Our units per store per week and our Net Promoter Score is also about 50% higher than the competition, which is indicative of the quality. So, I can’t stress enough: taste our product. It tastes better, better flavor, better textures, better what equates to nutritional density just because it’s fresher, and it’s at a competitive price; we sell at the same price as about the field farmer in the category of organics.

We use our platform not just for leafy greens; that’s the start of this journey for us, but we’re getting into other crops like berries. We’ve been growing about 70 different varieties of berries over the last three years. We also are involved in growing plants for pharmaceuticals, nutraceuticals, cosmeceuticals. People don’t realize these are products we interact with every day are plant-derived. We’re getting involved in some of these high margin areas and it’s not we will do it, we are going to do more of it but we are doing it today.

Genetics. We’re using our platform. We’re not a genetics company but we tell companies all of your genetics should be on our platform. Again, this isn’t something we’re just talking about; this is something we’re doing, and in a number of cases these are some of these names in front of you, like BASF, are some of the names we could go public with. There’s a host of names that we’re not public with.

As I mentioned, we’re partnering with others to innovate and we expect to sell equipment as well.

All of these items on this page are upside to our pro forma. Our pro forma is just leafy greens but there’s a lot of upside beyond leafy greens of how to utilize our platform.

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Here, Guy, you want to quickly jump into this slide? This is just how our costs interact.

Guy Blanchard

Sure, I will. Thank you, David.

David was telling something that’s so important. We have a projection set that’s available and as an investor you’ve probably seen that. That is based on leafy green business only. Beyond that we have many, many other new businesses that would all be upside. The leafy green business itself is based on three models of farm. The Model 5 here is what we’re building in Danville, Virginia, and it’s based off our current operations. It’s based off the key performance indicators that we’re currently doing at our current commercial farm in Newark, New Jersey. Beyond that, we have two increases of efficiency of only 10% each, going from the Model 6—the Model 5 to Model 6 and Model 6 to Model 7. That’s 10% increase in revenue and through yield and cost.

What’s so exciting for us about our technology, about being a technology company that’s also a grower is using aeroponics and putting science behind what we’re doing, we have so much opportunity for upside. To give you a sense of this, here you see the gross margin going from—the revenue goes up, gross margin, cash, cash return, EBITDA, 32 to 51 gross margin, EBITDA 34 to 49 with those two increases in efficiency. We are achieving today gains at our Model 6 pilot farm in New Jersey—not the commercial farm—that take us all the way through the Model 7 economics. So, a lot of upside to what we’re doing from a technology viewpoint.

David Rosenberg

Thanks, Guy.

Here, to highlight, we have a 15-plus track record in vertical farming. We have competitive differentiation in our technology and the macro trends are really supporting the business as costs are going up in the field and our cost structure is going down. We’re selling leafy greens today but building on our platform there’s a tremendous opportunity for expansion in other crops and using our platform to advance the industry in features like genetics. We have attractive unit economics today going to very attractive in the future.

With that, I’ll stop sharing and we’ll move to the Q&A session. Thanks.

Stefanos Crist

David and Guy, thank you for the presentation. As a reminder to our listeners, you can submit a question via the link at Wall Street Webcasting.

First, in the presentation, great details in the macro trends of indoor farming, but could you maybe talk about what differentiates AeroFarms from other vertical farms and indoor farming companies?

David Rosenberg

We’re most known for aeroponics. The aero in AeroFarms comes from aeroponics. Roots one, oxygen one, leaves one, carbon dioxide. Aeroponics is a great way to deliver an oxygenated water and nutrients to the root structure. That said, we grow some plants hydroponically, some plants aeroponically. In fact, just to invite you into the details, we’ve grown with about 80 different methods of delivering water and nutrients to the root structure, and—I’m sorry, 100 different methods and about 80 different types of growth media, which is essentially the soil. Our growth media in leafy greens is a cloth growth media, so we see about a four-day improvement using aeroponics in leafy greens, but again, we use—that’s in aeroponics, but we use hydroponics in other crops.

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Beyond that, that’s just one small part of the innovation. We’re innovating in every single turn. It’s always, “How do we save an hour a day a week?” We grow a plant in 14 days. When they go in these towers behind us it’s 14 days in (audio interference) it’s harvested and sold. That’s typically over 20 in other vertical farms, that we understand, and it’s typically about closer to 30 in a greenhouse and closer to 40 in the field. That’s 26 harvests versus 3. We have some crops we’re growing in four days, and of course that’s about 92 crops turns a year. Every time we have a crop turn, that’s more operating—that’s reduced operating costs, that’s better, more revenue, that’s better IRRs, better for the capex of a farm.

But the innovation is all over from the genetics. We have all these projects optimizing genetics and working not with brokers but with breeders to optimize genetics, and it’s the digitization. So, everything we do we have a team of engineers—mechanical, structural, lighting, electrical, PLC process, industrial design. We have a team of plant scientists, biologists, physiologists, pathologists, molecular biologists, microbiologists all looking, how do we grow a plant? How do we grow it better? How do we grow it cheaper?

And again, I encourage everyone to try buying our product just to taste for yourselves; get it easiest, it’s on Fresh Direct. Type in AeroFarms, see what’s available. And don’t wash it. Usually the washing is where a microcontamination becomes a macrocontamination and we’re hurting these plants. Here, you don’t have to wash it because there’s nothing to wash off. People don’t realize what triple washed means. It means what it says, triple washed because we’re washing off the pesticides, herbicides, fungicides. We’re washing not with organic pesticides. Most people think organic means no; not true. It just means organic pesticides, like 90% of the time, but we grow with zero pesticides. So it’s just a healthier product that’s a better product and something that everyone should have access to.

Stefanos Crist

That’s great and I can attest. I have tasted your greens. They are delicious and they taste very fresh.

I actually have a question from the audience. There have been skeptics in this space that claim that we don’t know whether the nutritional content from not growing in real soil is different or there may be long-term effects of that. Do you contemplate that risk, or is that just fully dismissable?

David Rosenberg

First, when someone says skeptic, we get that question very seldomly. I think most industry experts just acknowledge that’s not a thing. But we have done the nutrition testing. It’s about the same, and sometimes it’s—and I say about. We actually think we’re going to start promoting functional foods in the future where it’s higher. We could give a burst, as an example, of UVB at a point of a plant’s maturation and the plant gets defensive and we create more antioxidants, then we have antioxidant enriched kale, arugula, watercress. We could give another spectrum of light, increase vitamin A, B, C, D, all these different features.

So, in the not-too-distant future we think we’re going to sell functional food, enhanced, fortified vitamin nutritional density and specify what it is. We’ve done that in the lab. We know we can do it and we think that’s something we’re going to be promoting and there’s marketing evidence that suggests the customer would lean that way, but plants don’t need soil. They need nutrients and micronutrients, so we break down—like I mentioned, data science. We break down what they need: zinc, iron, magnesium, etc., etc., and we deliver it through the nutrient, through the water and nutrient delivery system. We break down what they not only need from the soils, but what they also get from the fertilizers, and we give those same minerals and elements to the root structure. Then what they get from the sun, we deliver it through LEDs, light-emitting diodes, and then with the light-emitting diodes we also are able to strip off what is almost a wasted spectrum from a photosynthesis standpoint. Plants don’t need a lot of yellow spectrum. The energy hog in spectrum is yellow spectrum. We strip it out, give it mostly reds and blues spectrums of what they need. So, it’s very scientific, what they need, but the point is we could match nutrition and density and even increase it.

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Guy Blanchard

If I may, I’m going to add one quick point to that. Seven years ago when I first joined the company, we used to have more sort of skeptic questions that we would hear. The company used to sell its product under a brand called Dream Greens, where we weren’t hiding how it was grown but we weren’t putting it up front the way we were growing, but what we found is that consumers embrace indoor farming, that consumers now understand that indoor farming is clean, it’s healthy, it’s locally grown. It’s not organic pesticides, it’s pesticide-free, and because of that we now highlight AeroFarms. We sell under our AeroFarms brand uniform branding to the consumer to who we are as a company. What we found is that consumers are moving away from seeking organic to even seeking this post-organic, this pesticide-free product. Our product sells at stores at velocities that are 50% higher than the category average, and that’s we think in large part not just that flavor and texture but also what the product represents from cleanliness.

David Rosenberg

Great point, Guy. It’s this category that’s developing of clean food, and here you get clean food by growing it in clean environments.

Stefanos Crist

Thank you, Guy. That actually answered another audience question of the difference of organic versus your labels, so thank you.

David Rosenberg

I’ll just add we are positioned by the retailers in the organic section, so we’re typically sold in the organic section. One of the retailers used to position us as beyond organic and there was a lot of pushback from other organic players, and the beyond is because it’s not organic pesticides, it’s zero, but that’s how it’s positioned. What we emphasize to the customer is taste, freshness and pesticide-free.

Stefanos Crist

Perfect.

You mentioned in the presentation, and you recently broke ground on another farm in Danville, Virginia. Can you maybe walk us through the timeline of when that farm will be operating at full capacity, and the difference between that farm versus your current farm in New Jersey?

Guy Blanchard

Certainly can. That farm is our Model 5 farm, which are the economic set for those that were looking at the presentation flashed up. The operations of those farms are really what we’re doing at our Newark, New Jersey farm, the same productivity, same yield. The big difference is there’s floor automation between points. Our New Jersey farm has automated points of activity but it’s more manually connected between those points of activity. This Danville farm is going to have automation throughout.

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It's under construction now. There’s a live cam and we all go look at it every day across the company to see the excitement of having these farms come up; it’s fun to see. The farm will be growing mid-2022 and will be at full capacity by the end of 2022, which is a typical—we actually built a little conservatism there, but a typical construction period about 12 months to grow, 13th month first product and then full sales 18th to 19th month. That farm is going to be selling about 60%, 60% with existing customers and then the balance with new customers, so a nice expansion forum.

Stefanos Crist

Perfect.

David Rosenberg

I’ll just add most of the market, the competitive market, comes from California, Mexico, so the competitive landscape does hundreds of millions of pounds a year. That farm in Virginia is going to do about 2.4 million. This industry is a drop in the bucket, and an industry that’s growing at about 7% a year. Actually, local food demand is additionally growing at 7% a year, so there is tremendous demand for our product and the big players, they are having a tougher time growing product. So, we are kind of filling this gap that’s going to be emerging and this tension that’s arising between the existing players as well as existing or growing demand.

Stefanos Crist

Perfect. I know you’ve previously stated a goal of 16 farms by 2026. Can you maybe walk us through that timeline? I know you have $375 million of cash on the balance sheet pro forma. How long does that fund you and will you need additional debt?

Guy Blanchard

Sure. I’ll take that.

Our projection set is based on 16 constructed, owned and operated farms in North America off balance sheet. The $375 million cash at closing with no redemptions fully funds that business plan from an equity perspective through 2026. We have this Danville farm under construction now and then three farms a year breaking ground in 2022 through 2026. That cash fully builds those farms from an equity perspective. We have debt coming on balance sheet beginning in the end of 2023 and then continuing at about a 70% loan to cost of the new farms level throughout the remaining period, and that 70% debt produces really good debt coverage—debt service coverage ratio, other sorts of debt measures, and we fully expect that as our portfolio gets in the ground and grows, debt for us will be available.

It also funds R&D. We have a R&D center in Abu Dhabi that’s under construction now as well as all the scientists and engineers that David mentioned, currently in Newark, New Jersey, that will remain there as well. The cost of that Abu Dhabi facility and the Newark development facility are fully included. Except for the benefits for the farm in the productivity in the 16 farms, there’s no other benefits associated with those costs, so the work we’re doing in berries, in pharma, in other areas are not impacted in a positive way in the projection set, so they’re all upside to that.

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Stefanos Crist

Perfect. Thank you, Guy.

Moving on. In recent weeks there’s been news about CRISPR and you discussed it briefly in your presentation. Can you tell us what AeroFarms is doing with CRISPR, and maybe for those who aren’t too familiar give a brief explanation of what that is.

David Rosenberg

CRISPR is a genetic editing tool. The Nobel Prize in Science and Chemistry in 2020 went to the developers of CRISPR. GMOs insert a genetic trait into a genetic sequence; CRISPR is you take one out. We have co-produced, co-developed the very first in the world CRISPR cas9 product, vegetable, and this is a product I enjoy. I eat with my family. We haven’t commercialized it yet but very proud of our achievement of co-developing it, and that builds on what I mentioned earlier is we’re not a genetics company but we are a platform that we believe every genetics company should conduct their genetic innovation on or their experimentation on because we could accelerate innovation cycles, isolate variables, test assumptions, and really work through a number of trials to develop the right genetics. We could make money a number of ways doing so, and we could have access to some proprietary genetics and technology.

That all said, all of that is upside to our pro forma. The pro forma we showed the Street is building leafy green farms, like Guy said, and executing that model, so there’s a lot of upside. Really encouraged by our bankers we didn’t put it in our pro forma because that work is too episodic. It’s going down. There is certainly big ways we could have impact but it’s too episodic, so we left it off our pro forma. So again, the pro forma is just leafy greens, selling leafy greens, but like I said earlier, that’s really the start of what we do on our platform. There’s a tremendous amount of technology where these genetics companies are, again, coming to us to work on our platform. We’re continually closing deals as such. Some of those partnerships are public, some of them are private.

Stefanos Crist

Perfect. Thank you, David.

Moving on. As you could see from the towers, there’s a lot of lights. Can we talk about your energy consumption and how you plan to lower energy costs going forward?

David Rosenberg

I’ll take some of this. Energy is driven by lights, pumps, HVAC, and there are two components. There’s energy consumption and how do we drive that down, and then there’s energy generation and where should we locate to optimize our energy strategy? Like, with an HVAC, it also influences our value, how we design the building and so forth.

In each of those three buckets in terms of usage, we are constantly looking to reduce our energy footprint, which reduces our operating cost, and depending on what lights we are, it could also reduce our capital costs. For examples, there’s something called Haitz’s’ law which is analogous to Moore’s law that talks about the efficiency of a diode improving by about 50% every three years. If you just follow Haitz’s law you have a reduction of energy usage, but we’re innovating alongside that. So if you think of what I said earlier about what spectrum a plant wants, we’re figuring out what spectrum to reduce the energy usage within Haitz’s law or within lighting to further reduce that.

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People don’t realize how much water plants need and what the irrigation is. Here, I would say our biggest contribution to society or to the industry is unlocking this mystery or plant science and understanding how much water a plant actually needs to further reduce energy usage.

The same thing with HVAC. There are all these components and what you should gather from this is there’s a lot of complexity in vertical integration at AeroFarms to solve problems. I think there’s tremendous opportunity to reduce capex, reduce opex, improve product, and doing it at scale.

At AeroFarms we have solved problems at scale. People look at AeroFarms and think, “Oh, this is exciting; I want to be in vertical farming.” It’s tough. I think it’s an industry that’s going to be massive. I think there could be a few winners. It’s not like there’s a networking effect where there’s one winner, lots of losers. I do think there are going to be a bunch of losers as people don’t fully understand what it takes to be successful, but the macro trends are certainly going in the direction that this industry is going to be huge and there are lots of ways to reduce capex/opex, like reducing energy and such, which is a meaningful part of our cost of goods sold.

Stefanos Crist

Perfect. Thank you so much.

You also mentioned a few times the Abu Dhabi facility, and from my understanding it’s going to be completely focused on R&D. Maybe could you talk about why it’s going to be in Abu Dhabi and anything else going in to that facility?

David Rosenberg

Yes. We have decided that that part of the world is going to be a focus for us. Our business model is actually stronger in some parts of the world than it is in the U.S. If you think about that region, there is arable land, farmland scarcity. There’s water scarcity. There’s also abundant energy. So those are all drivers that really align with our value proposition. In a country like the UAE, they import 90% of their produce, so here we could build a hub to really reach out to the industry, to the region, and set up farms all over. We’re working with some strategic partners to do just that. This project, we also in partnership with the Abu Dhabi government have incredible incentives.

Incentives are not part of our pro forma, but in the U.S. and elsewhere we’re getting massive incentives to go places, meaningful incentives. Here we get a very meaningful incentive by the government of Abu Dhabi that aligns with our interest in the region. So, we’re putting a lot of our R&D there. We get leverage from that where a dollar goes a lot further there because of the incentives that we’re getting from the government. We’re also attracting great talent and it’s going to be a great hub for us into the region. So, it serves a bunch of purposes for us and as a technology company those incentives help us to advance our innovation in a meaningful way so we can continue being the industry leader in an industry that’s going to be massive.

Stefanos Crist

That definitely makes sense in a geographic expansion, for sure.

You talked about strawberries before. Can you maybe talk about when that will go from the research side to maybe getting that into consumers’ hands?

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David Rosenberg

I’m not going to give a timeline, but I will say we’ve grown about 70 different types of berries, and here, it’s not about growing a great berry. I could give you all the best berry you’ve ever had. Just to quantify and invite you a little bit into how cool the tech is, the measure of quality of a berry is Brix. That’s a sugar content. An average berry that you buy in a store has a Brix content of 7. Once about every four years it has a Brix content of 8, it has a high sugar content. We consistently have Brix contents of about 11. That’s a fall-off-your-chair high number for a consumer purchased berry. The sugars start off in the leaf and if you change the temperature humidity at a point in its maturation, you could essentially change and drive how the phytochemistry moves in the plant and drive more sugars from the leaf to the berry and have this great tasting berry, best berry you’ve probably ever had.

Our plan is to come to market with a superior tasting berry, and we do it consistently, we grow consistently, we grow great berries. We’re also optimizing genetics with some of our partners on berries. The opportunity there, most genetics were sort of corrupted. They were optimized towards drought resistance or pest resistance, and we don’t need to worry about drought resistance. We could minimize pest resistance. Berries, by the way, are known as the dirty fruit because all the herbicides that are being dumped, that’s to kill weeds. Things that kill weeds aren’t meant for the human digestive system but people don’t realize how much herbicides, pesticides we’re ingesting every day. So, we have zero pesticides, herbicides, fungicides growing this great quality berry, getting it local so it lasts longer, and we’ve put systems in place where we think it scales, but one thing we’ve learned is when you build it small it’s different from building it big. So, we build it and—we’re growing berries in several facilities that are about 20 feet high, 20 feet long and 20 feet wide, and now we’re scaling it up. In Abu Dhabi, for example—it’s probably going to be in Abu Dhabi—to build in the systems that we think inform a farm about the size behind me, we want to build that pilot one bigger before we build a bigger project to prove it down, but we’re working fast. Again, I’m not going to commit to dates, but we’re working fast and feeling very optimistic. We’ve already been doing this for three years. It takes time. We could launch a new leafy green in about six months, but a very different product like a berry, it takes several years.

And it’s not about growing it; it’s about growing it at consistent quality with reduced capex/opex that meets the market and we’ve seen too many players in this industry try and go too fast and they build farms that don’t work and they lose money and shut down. So, we’re very good at understanding where those speed bumps and landmines are and how to get ahead of them, how to de-risk it, how to kind of stage progress as we go up.

Stefanos Crist

That’s perfect.

David and Guy, it looks like we’ve run out of time. Thank you so much for answering these questions and your presentation. I’ll talk to you soon.

David Rosenberg

Our pleasure.

Guy Blanchard

Thank you.

David Rosenberg

Thank you for having us.

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Guy Blanchard

Thank you. It’s been a pleasure.

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

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